Mood Media Corporation
1703 W. Fifth Street
Suite 600
Austin, Texas 78703

June 26, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mood Media Corporation
Application for Qualification of Indenture on Form T-3
File No. 022-29046

Ladies and Gentlemen:

Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, and the rules promulgated thereunder, Mood Media Corporation (the “Company”) hereby requests acceleration of the effective date of the above-captioned Application for Qualification of Indenture on Form T-3, to 10:00 a.m. Eastern Time on Wednesday, June 28, 2017, or as soon as possible thereafter.

Please contact Brian Hecht, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4807, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael Zendan II
Michael Zendan II
Executive Vice President, General Counsel and Chief Administrative Officer